Item 1. Business, page 2
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 28
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 8. Financial Statements and Supplementary Data

[DOT HILL SYSTEMS CORP. LETTERHEAD]
January 7, 2008
Via FedEx and EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Mark Kronforst, Accounting Branch Chief

Re:	Dot Hill Systems Corp.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 001-13317
Dear Mr. Kronforst:
     We are writing in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 19, 2007 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”) of Dot Hill Systems Corp. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2007. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the 2006 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comments and Company Responses
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 1. Business, page 2
1.	You do not appear to have filed your agreement with MiTAC International Corporation and SYNNEX Corporation as an exhibit to your Form 10-K. Please advise whether you are substantially dependent upon this agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

United States Securities and Exchange
Commission
January 7, 2008
Page Two
     The Company acknowledges the Staff’s comment and respectfully submits that the Manufacturing Agreement (the “Manufacturing Agreement”) by and among the Company, MiTAC International Corporation and SYNNEX Corporation is a material contract of the Company upon which it is substantially dependent. The Manufacturing Agreement was entered into on February 20, 2007, during the fiscal quarter ended March 31, 2007, and the Company filed an Item 1.01 Form 8-K with the Commission on February 22, 2007 disclosing the Company’s entry into the Manufacturing Agreement. In addition, in accordance with Item 601(a)(4) of Regulation S-K1, the Company filed the Manufacturing Agreement with the Commission as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, the reporting period corresponding to the date the Manufacturing Agreement was executed.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 28
2.	You do not appear to have provided the disclosure required by Item 201(e) of Regulation S-K. Please advise.
     The Company acknowledges the Staff’s comment and respectfully submits that, in accordance with Instruction 7 to Item 201(e)2, the disclosure required by Item 201(e) was provided in the Company’s annual report to its stockholders required by Securities Exchange Act of 1934, as amended (“Exchange Act”) Rule 14a-3 (the “Annual Report”) that accompanied the Company’s proxy statement relating to the Company’s 2007 annual meeting of stockholders. The Annual Report included the 2006 Form 10-K and a Form 10-K “wrap” that included information required to be included in the Annual Report but not otherwise included in the 2006 Form 10-K (the “Form 10-K Wrap”). The Form 10-K Wrap is enclosed with this letter as Exhibit A for the Staff’s reference.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 41
3.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This

[1]	Item 601(a)(4) of Regulation S-K provides that if a material contract is executed or becomes effective during the reporting period reflected by a Form 10-Q or Form 10-K, it shall be filed as an exhibit to the Form 10-Q or Form 10-K filed for the corresponding period.

[2]	Instruction 7 to Item 201(e) of Regulation S-K provides that the information required by paragraph (e) of Item 201 need not be provided in any filings other than an annual report to security holders required by Exchange Act Rule 14a-3 (17 CFR 240.14a-3) or Exchange Act Rule 14c-3 (17 CFR 240.14c-3) that precedes or accompanies a registrant’s proxy or information statement relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting).

United States Securities and Exchange
Commission
January 7, 2008
Page Three
does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. In addition, we note that your 2006 operating cash flow appears to have been significantly affected by the cash paid to Crossroads; however, we note no disclosure within the operating cash flow discussion regarding these cash payments. Please tell us how you considered the guidance in Section IV.B.I of SEC Release 33-8350.
     The Company acknowledges the Staff’s comment and respectfully submits that it will revise the Company’s Liquidity and Capital Resources disclosure as requested by the Staff in its future filings with the Commission to address material changes in the underlying drivers that affect the Company’s cash flows and include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.
     With respect to Crossroads, the Company notes that it paid $3.35 million to Crossroads in 2006 as part of its settlement for alleged past damages and Crossroads agreed to dismiss, with prejudice, all patent claims against the Company. The payment to Crossroads was recorded as a charge to the statement of operations and a reduction of cash. While this payment was fully disclosed under Note 18 to the financial statements, “Commitment and Contingencies”, the Company will ensure that it adheres to the guidance in Section IV.B.I of Commission Release 33-8350 in future filings with the Commission and, as discussed above, disclose all material changes in the underlying drivers that affect the statement of cash flows in the Company’s Liquidity and Capital Resources disclosure.
Item 8. Financial Statements and Supplementary Data
Note 2. Acquisition, page F-12
4.	We note that your reference to an independent third party appraisal that was used to value the Company’s intangible assets. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a 1933 Act registration statement, include the expert’s consent. Refer to Rule 436(b) of Regulation C and amend your filing to include the consent, if necessary.
     The Company acknowledges the Staff’s comment and respectfully submits that the Company’s reference to an independent third party appraisal will be removed from its future filings with the Commission and notes that the Company removed its reference to the use of independent valuation specialists in the Company’s Quarterly Report on Form

United States Securities and Exchange
Commission
January 7, 2008
Page Four
10-Q for the fiscal quarter ended September 30, 2007.
**********
     The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (760) 431-4405.
Sincerely,
Dot Hill Systems Corp.
/s/ Hanif I. Jamal
Hanif I. Jamal
Chief Financial Officer
Enclosures

cc:	Christine Davis, Securities and Exchange Commission Senior Staff Accountant
Mark Shannon, Securities and Exchange Commission Staff Accountant
Jay Ingram, Securities and Exchange Commission
Matthew Crispino, Securities and Exchange Commission
Dana W. Kammersgard, Dot Hill Systems Corp.
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP

Exhibit A
Form 10-K Wrap

dot HILL

2006 ANNUAL REPORT

DRIVING the R/Evolution

= R/Evolution

Technology | Engineering | Operations | Sales | Marketing | OEMs

At Dot Hill Systems Corp., we are quietly transforming the external RAID storage business. It all starts with our proprietary Rapid Evolution (R/Evolution™) product architecture based on over 70 patents and patents pending. RAID controllers and storage products can be quickly derived from our very flexible technology base. From there, we partner with OEMs to customize storage solutions that meet their exact needs. Our pioneering engagement model delivers industry-leading products, accelerated time to market and the optimal combination of price and performance.

*Take a look and see how Dot Hill is **driving the R/Evolution.***

R/Evolutionary

At Dot Hill, by leveraging our modular R/Evolution architecture, we are creating world-class solutions for the growing volume storage market. In 2006, we launched the first product based on our own controller technology, gaining first-to-market advantage with a R/Evolutionary enterprise storage platform.

Called the 2730, our storage array features multiple 4-gigabit Fibre Channel (FC) host interfaces and supports both Serial-ATA (SATA) and Serial Attached SCSI (SAS) drives intermixed in a single system, or even in a single shelf. Our newest product line combines industry-leading performance with enterprise-class reliability, capacity and direct access to data – all essential in today's 24/7 world.

dot
HILL

"By intermixing SAS and SATA technology in a single chassis, we have established an optimal tiered-storage environment," says James Kuenzel, senior vice president of engineering for Dot Hill. **"This drives tremendous value for our partners, who can mix and match inexpensive, high-capacity SATA drives with high-speed SAS drives targeted at different applications within the same array."**

Dot Hill's latest innovation is already drawing accolades from a growing list of partners. In 2006, we won an unprecedented 14 new OEM customers based on the 2730, which offers the best performance in its class, and by the end of the year, we had shipped over 2,400 units to these customers.

Our patented SimulCache™ technology transparently and simultaneously mirrors cache between RAID controllers, offering superior responsiveness and breakthrough write performance and redundancy. EcoStor™, our environmentally friendly battery-less cache protection, safeguards data permanently during power losses while reducing the total cost of ownership – without the use of backup batteries. To maximize business continuity, AssuredSnap™, the first member of our Assured Family of data management services software products, improves data availability with up to 64 concurrent point-in-time data snapshots.

With the 2730 and our next-generation products, we are delivering high value and high performance in one innovative package. ●

Igniting Change
70 We had over 70 patents or patents pending for our robust intellectual property at the end of 2006.
16 Our new 2730 product substantially
exceeded our internal sales projections,
generating 16 percent of net revenues
during the fourth quarter.
2,400 In 2006, we shipped nearly 2,400 units
of our 2730 product after its official
launch in July.
14 We landed 14 new OEM customers in
a single year, significantly broadening
our customer base and beginning the
transition to a diverse set of revenue
streams.
1 And, we believe we achieved first-mover
advantage with the successful launch of
our 2730 product in the 4-gigabit Fibre
Channel-to-SAS/SATA volume space.

A PIONEERING *Approach*

Dot Hill is R/Evolutionizing the customer experience. With a pioneering approach, we are working to change the way OEMs bring storage products to market. Our flexible technology – along with creative engagement models and our exceptionally responsive culture – lets us deliver next-generation products more quickly than the competition.

We are transforming partnerships with our unique joint engagement model. For our customers, this means faster time to market, lower development costs and differentiated products that give them a sustainable competitive advantage.

"We are taking our proven, first-tier OEM capabilities and bringing them to the volume storage space," says Philip Davis, Dot Hill's executive vice president of worldwide field operations. "From the sales force to the manufacturing floor, we work with our customers to deliver superior performance at a groundbreaking price point."

Dot Hill is R/Evolutionizing the customer experience.

5

To help our partners achieve market leadership, we collaborate on everything from engineering and production to marketing, sales and training. As a key part of each customer's virtual team, we participate in sales calls, attend trade shows and even write white papers and customer case studies.

As a result, we have achieved an impressive customer portfolio in the volume market for cost-effective storage solutions. Building on that success, we reorganized our sales team in 2006, creating an OEM sales group and appointing strategic alliance managers to oversee and assist in the external sales efforts of our OEM partners. Our goal is to provide the highest value to existing customers, while continuing to win new business in the pipeline.

It all adds up to the products our customers want and the support they need to lead the market.

dot HILL
www.dothill.com
FRAGILE
VORSIGHT
FRÁGIL
UP

Operational

In a competitive storage market, IT managers demand the most from every dollar they spend. That's why Dot Hill is reengineering its supply chain to continue providing the best value in storage solutions. We believe our transition to a China-centric strategy will help to enhance our operating efficiencies while improving product margins.

Dot Hill is the first of its peers to shift its fabrication, manufacturing and assembly services to China. In early 2007, we announced agreements with MiTAC International Corp., a leading contract manufacturer based in Taiwan, and SYNNEX Corp. (NYSE: SNX), a global IT supply chain services company that will provide us with final assembly, testing and configure-to-order services.

7

INNOVATION

The end result is a winning formula.

"After careful consultation with our OEM customers, we selected MiTAC and SYNNEX to meet our growing supply chain needs," said Hanif Jamal, Dot Hill's senior vice president and chief financial officer. "We believe these strategic partners will help us substantially reduce our product manufacturing costs and expand our margins, while continuing to deliver industry-leading performance."

Our new relationships are driven by the scale of our recent OEM wins. Our large pipeline means we can bring the volumes these companies require to apply their operating leverage. By mid-2007, we plan to transfer production of the 2730 and follow-on products to China. We intend to take advantage of MiTAC's impressive capabilities, which include original design manufacturing, new product introduction and chassis engineering services.

"Our mutually beneficial relationship will allow MiTAC to expand its reach into the competitive storage market while providing Dot Hill with margin-enhancing products and a competitive supply chain model," said Billy Ho, president of MiTAC.

The end result is a winning formula: lower operating expenses, higher margins and customized products for our OEM customers.

Dear fellow shareholders,

For Dot Hill, 2006 was a year of execution. We made significant progress implementing a transition strategy designed to return our company to profitability. I call it our "Quiet R/Evolution." Today, we are establishing a new order with industry-leading products, a growing customer base and the upcoming move to a more efficient supply chain.

This R/Evolution is transforming Dot Hill from an integrator of technology to an innovator with a growing portfolio of intellectual property. Once a single-customer company with revenue concentration, we are becoming a multi-customer company with diverse sources of income. At the same time, we are shifting to a new China-centric supply chain to lower costs, improve our margins and deliver even greater value to our customers.

dot HILL

Accelerating Change

In a major step forward that evidences both our innovator and diversification progress, we recorded 14 new customer wins in a single year – all OEMs drawn to the performance of our 2730 storage management solution. After launching in July 2006, the 2730 generated 16 percent of our revenues in the fourth quarter of 2006, substantially exceeding our internal sales projections. And, there are still other interesting opportunities for us to pursue in 2007.

This R/Evolution is transforming Dot Hill from an integrator of technology to an innovator...

9

The 2730 launch has been one of our fastest product ramps in our 23-year history. As the first platform to leverage our proprietary R/Evolution architecture, the 2730 signals a major change for Dot Hill. Its modular design means we can rapidly deliver new 2000-series products and follow-on midrange products that create more value for our OEM partners, while improving our margins at excellent price/performance points. Its early success positions us to expand into the midrange while maintaining and growing our market share in the volume OEM storage market.

During 2006, our execution included installing a new Oracle accounting system and moving to a new corporate headquarters in Carlsbad, California. To meet regulatory requirements, we delivered Restriction of Hazardous Substance (RoHS) compliance for existing and new products during the year.

We also enhanced our management expertise with a changing of the guard. As a company co-founder, I became president and chief executive officer in March 2006 in a seamless transition for our customers and employees. During the year, we welcomed James Kuenzel as senior vice president of engineering, Robert Finley as vice president of manufacturing operations and Hanif Jamal as senior vice president and chief financial officer. Completing our experienced leadership team is Philip Davis, our executive vice president of worldwide field operations.

2006 Results

While we had many successes in 2006, we also had our fair share of challenges. Revenue was up to $239.2 million from $233.8 million the prior year, however we recorded a net loss of $80.8 million or $1.80 per fully diluted share, as compared to net income of $26.6 million, or $0.58 per fully diluted share in 2005.

In 2005 we recorded a tax benefit of $25.3 million from the elimination of a valuation allowance associated with our U.S. deferred tax assets. In 2006, we re-established a $47.1 million valuation allowance associated with our U.S. deferred tax assets. Net loss for 2006 was also impacted by the high initial production costs and negative margins associated with the 2730 product as well as investments in prototypes and project materials for our new OEM customers. We expect the 2730 will carry negative margins until we complete the switch to our off-shore, hard-tooled supply chain, anticipated in mid-2007.

Our gross margin for 2006 declined to 15.3% from 22.9% in 2005. Roughly half of the year-over-year decline can be attributed to negative margins on the 2730 and the majority of the reminder was due to overhead expenses associated with other products that we had been getting ready for production. We did however successfully maintain margins on our SANnet II storage arrays that we sell to our largest OEM customer. We ended the year with a strong balance sheet, no debt and $99.7 million in cash and cash equivalents.

For Dot Hill, a key accomplishment last year was laying the foundation to relocate our production of the 2730 and follow-on products to China. We believe that world-class contract manufacturing gives us a long-term strategic advantage in terms of scale, quality and cost over our competition, and we expect to see improving product margins after completing the changeover around the middle of this year.

In February 2007, we announced strategic agreements with MiTAC International Corp., a first-tier contract manufacturer based in Taiwan, and SYNNEX Corp. a global IT supply chain services company. MiTAC will provide us with fabrication, manufacturing and assembly in China, while SYNNEX offers final assembly, testing and configure-to-order services in the United States and the United Kingdom.

We leveraged the scale from our recent OEM wins to achieve this highly attractive contract-manufacturing relationship. Our new partners create a world of opportunity for Dot Hill, expanding our global capabilities and making our supply chain among the most competitive in the storage industry.

Continuing the R/Evolution

In the year ahead, we plan to continue the R/Evolution by winning more business, reducing operating expenses and expanding our margin-enhancing product offerings. To further diversify our customer base, we have reorganized our sales team to maximize revenues from existing partners on one hand, while winning new business on the other. We have broadly implemented Dot Hill's unique joint engagement model, which we believe allows us to develop, sell and market storage solutions faster and more cost-effectively than the competition.

Above all, our entire organization is focused on a single goal: returning to profitability. We believe we can get there through the management of operating expenses, the transition to our new supply chain and the launch of feature-rich products that improve our margins.

To continue our transition in 2007, we plan to launch 2000-series products with additional host interface modules supporting both iSCSI and SAS protocols. We also are developing an even broader suite of data management services (DMS) to enhance our storage snapshot products with volume copy, full mirroring and replication capabilities.

11

While much hard work remains, I believe Dot Hill is up to the task. We have a strong customer base, unparalleled technology, a passionate employee base, strong executive management and the discipline to capture the opportunities ahead. Central to our strategy is the rapid release of next-generation products based on our R/Evolution architecture, which will place us squarely in the market for midrange storage solutions.

Our ability to rapidly develop and release new products is essential to increasing the markets we serve and staying a step ahead of our competition. It also opens up higher-margin engagement models with new and existing customers. Some of our most interesting prospects include OEM customers considering outsourcing and dual-sourcing arrangements. Our flexibility means we can engage with customers at whatever level they want, from providing full subsystems to RAID controllers to firmware.

I believe Dot Hill's transition, once completed, will make us a very different company when I write to you again next year. I would like to thank you, our shareholders, for your support during this important evolution. I would also like to recognize our dedicated and committed team for R/Evolutionizing storage for our partners. I look forward to updating you as Dot Hill continues driving the R/Evolution in the year ahead.

Sincerely,

Dana W. Kammersgard
PRESIDENT AND CHIEF EXECUTIVE OFFICER
DOT HILL SYSTEMS CORP.

PERFORMANCE MEASUREMENT COMPARISON

The material in this section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Dot Hill under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The graph below matches the cumulative 5-year total return to shareholders on Dot Hill Systems Corp.'s common stock versus the cumulative total returns of the S & P 500 index, the NASDAQ Composite index and a customized peer group of six companies that includes: EMC Corp., LSI Logic Corp., Network Appliance Corp., Overland Storage Inc, Xyratex Limited and Emulex Corp.. The graph assumes that the value of the investment in the company's common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on 12/31/2001 and tracks it through 12/31/2006.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Dot Hill Systems Corp., The S & P 500 Index,
The NASDAQ Composite Index And A Peer Group
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
1201 302 602 902 1202 303 603 903 1203 304 604 904 1204 305 605 905 1205 306 606 906 1206
Dot Hill Systems Corp.
S & P 500
NASDAQ Composite
Peer Group
*$100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.
Copyright © 2007, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved.
www.researchdatagroup.com/S&P.htm

Corporate Information

Board of Directors
Charles F. Christ, Chairman
Kimberly E. Alexy
Dana W. Kammersgard
Joseph D. Markee
W.R. Sauey
Roderick M. Sherwood, III

Executive Officers
Dana W. Kammersgard, President and Chief Executive Officer
Hanif I. Jamal, Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
Philip A. Davis, Executive Vice President of Worldwide Field Operations

Corporate Headquarters
2200 Faraday Avenue, Suite 100
Carlsbad, CA 92008

Stock Transfer and Registrar
American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Independent Auditors
Deloitte & Touche LLP
701 B Street, Suite 1900
San Diego, CA 92101

Legal Counsel
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121

Annual Meeting of Shareholders
May 25, 2007 at 8:30 a.m., Pacific Standard Time at the company's corporate headquarters. A notice of the meeting, proxy and proxy statement will be mailed on or about April 13, 2007 at which time proxies will be solicited by the Board of Directors.

Investor Relations
(800)872-2783 or (760)931-5500
investors@dothill.com

This annual report contains statements about future events and results. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. Actual results and events may differ from the forward-looking statements. To learn about some of the risks that contribute to the uncertain nature of the forward-looking statements, please read the risk factors set forth in the forms 10-K, 8-K and 10-Q recently filed by Dot Hill. All forward-looking statements speak only as of the date on which they were made, and Dot Hill is not obliged to update statements to reflect events that occur or circumstances that exist after the date on which they were made. Product names and company names mentioned herein are trademarks and or registered trademarks of their respective owners.

DOT HILL SYSTEMS CORP.
2200 Faraday Avenue, Suite 100
Carlsbad, CA 92008
800.872.2783
760.931.5500
fax 760.931.5527
www.dothill.com